Exhibit 99.1

[Tri-State Letterhead]

September 9, 2015

Dear Tri-State 1st Banc, Inc. Shareholder:

As a shareholder of record of Tri-State 1st Banc, Inc. (“TSOH”), you recently received certain election forms with regard to your TSOH common shares, in connection with the proposed merger of TSOH with and into FMNB Merger Subsidiary, LLC (“Merger Sub”), a wholly-owned subsidiary of Farmers National Banc Corp. (“Farmers”), pursuant to the terms of the Agreement and Plan of Merger, dated as of June 23, 2015 (as it may be amended from time to time, the “Merger Agreement”), entered into by and among TSOH, Merger Sub and Farmers (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding TSOH common share will be converted into the right to receive, at the election of the holder but subject to proration, adjustment and certain limitations as set forth in the Merger Agreement, Merger consideration consisting of one of the following:

•	1.747 Farmers common shares (a “Stock Election”); or

•	$14.20 in cash without interest (a “Cash Election”).

As you are aware, you previously pledged your TSOH common shares to 1st National Community Bank (“1st National”), pursuant to that certain Consumer or Commercial Pledge Agreement dated [                 , 20    ] (the “Pledge Agreement”), to secure Indebtedness to 1st National as described in the Pledge Agreement. Defined terms used herein have the meanings ascribed to them in the Pledge Agreement. Pursuant to the Pledge Agreement and the irrevocable stock power delivered in connection therewith, 1st National has the right to act as your attorney-in-fact and is also entitled to receive all Income and Proceeds with respect to your pledged TSOH common shares. Accordingly, 1st National intends to complete the appropriate election forms on your behalf, make a Stock Election, and directly receive all Farmers common shares issuable in connection with such election as Collateral or Property under the Pledge Agreement, as the case may be. In the event that the election is subject to proration and adjustment as set forth in the Merger Agreement, 1st National will receive any cash issued as a result of the conversion of your TSOH common shares in connection with the Merger as Collateral or Property, as the case may be. 1st National does not intend to release any such Collateral or Property until such time that the Indebtedness has been fully paid and satisfied. In the event you have already sought to make an election with regard to your TSOH common shares (despite not having possession of the certificate(s) representing your shares and therefore not being able to deliver such certificate(s) to the exchange agent as required), 1st National will submit revised election forms and transmittal instructions to the Exchange Agent as described above.

Thank you for your attention to this administrative matter. If you have any questions, please contact Jean Edwards at 1st National. Please understand that 1st National is not waiving any of its rights or remedies under the Pledge Agreement and/or applicable laws with respect to the Collateral or Property as a result of this letter or the intended election with respect to your TSOH common shares.

For a full discussion of the Merger transaction and the effect of the election, see the Merger Agreement and the proxy statement/prospectus, dated August 17, 2015, that previously was sent to you under separate cover (as it may be amended from time to time, the “Proxy Statement”).

Stephen R. Sant
President and Chief Executive Officer
Tri-State 1st Banc, Inc.